BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

07023255

May 1, 2007

PROCESSED
MAY 0 9 2007
THOMSON FINANCIAL

SEC Mail Received Processing Section
MAY 2007
WASH. D.C.
186

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER AEROSPACE

- *Toronto, February 8, 2007* – Bombardier sells 30 CRJ900 Regional Jets to Delta Air Lines
- *Montréal, February 19, 2007* – Bombardier Aerospace launches 100-seat CRJ1000 Regional Jet
- *Montréal, February 26, 2007* – Bombardier delivers 326 aircraft for fiscal year 2006/07
- *Toronto, March 15, 2007* – Pinnacle Airlines Corp. places firm order for 15 Bombardier Q400 airliners
- *Toronto, April 17, 2007* – Lufthansa Board approves purchase of 15 Bombardier CRJ900 aircraft
- *Toronto, April 23, 2007* – Horizon Air orders 15 additional Bombardier Q400 Airliners

dlw 5/7

BOMBARDIER TRANSPORTATION

- *Berlin, February 2, 2007* – Bombardier selected by Deutsche Bahn to supply new Talent trains

- *Berlin, February 12, 2007* – Bombardier wins 82 million Euro order for electrical multiple units in France

- *Berlin, February 12, 2007,* – Bombardier signs a contract with Dalian for the supply of 500 freight electrical locomotives to China

- *Berlin, February 19, 2007* – Bombardier confirms €1.2 billion order with Deutsche Bahn to supply 321 new Talent trains

- *Berlin, March 1, 2007* – Bombardier awarded 368 million Euros order in Italy - adding another 150 E464 locomotives to reinforce regional passenger fleet

- *Berlin, April 3, 2007* – Bombardier wins 311 million Euro order from SNCF for 67 additional high-capacity AGC trains

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS 30 CRJ900 REGIONAL JETS TO DELTA AIR LINES

Toronto, February 8, 2007 – Bombardier Aerospace announced today that Atlanta, Georgia-based Delta Air Lines has placed a firm order for 30 *Bombardier CRJ900* regional jets and has taken options on an additional 30 *CRJ900* aircraft. The approval for this contract was granted by the United States Bankruptcy Court, Southern District of New York.

The contract value for the 30 firm ordered aircraft, based on *CRJ900* aircraft list price, is approximately $1.1 billion US. If all options are exercised, the value of the contract could rise to $2.3 billion US.

"Delta Air Lines and its Delta Connection carriers have been *Bombardier CRJ* aircraft customers since 1989 and currently operate more than 350 *CRJ* Series aircraft," said Steven Ridolfi, President, Bombardier Regional Aircraft. "Delta has played a major role in the success of the *CRJ* program and we are grateful for their continuing confidence in our regional jet products."

"The acquisition of these aircraft will help Delta meet its network and operational needs for 2007 and 2008, allowing us to continue providing convenient service to the places where customers most want to travel," said Shawn Anderson, Delta's Vice-President of Delta Connection. "The fit with our fleet, timing of delivery and ownership economics made the *Bombardier CRJ900* aircraft the best overall solution to meet our needs."

Bombardier CRJ705 and *CRJ900* aircraft have now been ordered by, or are in service with operators which include, Air Canada Jazz, Air Nostrum, Air One, Arik Air, Atlasjet Airlines, Lufthansa CityLine, MAT Macedonian Airlines, Mesa Air Group, My Way Airlines, Northwest Airlines, SkyWest Airlines and Delta Air Lines.

Today's order announcement increases *CRJ* Series total firm orders to 1,515 aircraft. As of October 31, 2006, Bombardier had delivered 1,395 CRJ Series aircraft to customers around the world.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors

Images of *CRJ900* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information

Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS 30 CRJ900 REGIONAL JETS TO DELTA AIR LINES

Toronto, February 8, 2007 – Bombardier Aerospace announced today that Atlanta, Georgia-based Delta Air Lines has placed a firm order for 30 *Bombardier CRJ900* regional jets and has taken options on an additional 30 *CRJ900* aircraft. The approval for this contract was granted by the United States Bankruptcy Court, Southern District of New York.

The contract value for the 30 firm ordered aircraft, based on *CRJ900* aircraft list price, is approximately $1.1 billion US. If all options are exercised, the value of the contract could rise to $2.3 billion US.

"Delta Air Lines and its Delta Connection carriers have been *Bombardier CRJ* aircraft customers since 1989 and currently operate more than 350 *CRJ* Series aircraft," said Steven Ridolfi, President, Bombardier Regional Aircraft. "Delta has played a major role in the success of the *CRJ* program and we are grateful for their continuing confidence in our regional jet products."

"The acquisition of these aircraft will help Delta meet its network and operational needs for 2007 and 2008, allowing us to continue providing convenient service to the places where customers most want to travel," said Shawn Anderson, Delta's Vice-President of Delta Connection. "The fit with our fleet, timing of delivery and ownership economics made the *Bombardier CRJ900* aircraft the best overall solution to meet our needs."

Bombardier CRJ705 and *CRJ900* aircraft have now been ordered by, or are in service with operators which include, Air Canada Jazz, Air Nostrum, Air One, Arik Air, Atlasjet Airlines, Lufthansa CityLine, MAT Macedonian Airlines, Mesa Air Group, My Way Airlines, Northwest Airlines, SkyWest Airlines and Delta Air Lines.

Today's order announcement increases *CRJ* Series total firm orders to 1,515 aircraft. As of October 31, 2006, Bombardier had delivered 1,395 CRJ Series aircraft to customers around the world.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors

Images of *CRJ900* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information

Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AEROSPACE LAUNCHES 100-SEAT *CRJ1000* REGIONAL JET

- **Program launched with firm orders, conditional orders and options for more than 60 aircraft**
- **Deliveries to begin in the fourth quarter of calendar year 2009**

Montréal, February 19, 2007 – Bombardier announced today the launch of its *CRJ1000* regional jet, the next major step in the evolution of the *CRJ* Series aircraft family, the world's most successful family of regional aircraft.

Previously designated the *CRJ900X* jet, the *CRJ1000* regional airliner is designed specifically to meet the needs of growing regional airlines for jets of up to 100 seats, with a focus on extremely low operating costs and improvements to cabin comfort.

"We anticipated the need for larger regional aircraft when we introduced the *CRJ700* regional jet in 1997 and the *CRJ900* regional jet in 2000. These aircraft are now the backbones of many airline fleets worldwide," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "Today, with the *CRJ1000* aircraft, Bombardier continues to build on its ongoing commitment to product innovation. The *CRJ1000* regional jet combines the proven platform, reliability and flexible cabin configurations of its predecessors with its closest competitor having up to 15 per cent higher trip cash operating costs."

The *CRJ1000* aircraft program is launched with 38 firm orders, 15 of which are *CRJ900* conversions, and 23 conditional orders and options. The following three customers have placed these orders.

Brit Air of Morlaix, France, a wholly owned subsidiary of Air France, has placed a firm order for eight *CRJ1000* aircraft, and has taken options on eight additional *CRJ1000* aircraft. Based on *CRJ1000* list price, the value of Brit Air's eight firm ordered aircraft is approximately $371 million US which could rise to $768 million US if the airline exercises its eight options.

With the launch of the *CRJ1000* aircraft, My Way Airlines of Italy is converting, as announced in September 2006, 15 of its 19 *CRJ900* regional jet orders to *CRJ1000* regional jets. The original contract value for the 19 *CRJ900* aircraft, based on *CRJ900* aircraft list price, was approximately $702 million US. This value will increase to approximately $857 million US for four *CRJ900* and 15 *CRJ1000* aircraft, based on *CRJ900* and *CRJ1000* aircraft list prices.

An undisclosed customer has placed a firm order for 15 of the aircraft, with a conditional order for an additional 15. Based on *CRJ1000* list price, the contract value for this 15 aircraft firm order is approximately $704 million US, which could increase to $1.5 billion US if the airline's 15 conditional orders are executed.

The new *CRJ1000* regional jet is scheduled to enter service in the fourth quarter of calendar year 2009. First flight is scheduled for the summer of 2008. With a maximum takeoff weight (MTOW) of 91,800 pounds (41,632 kilograms), the *CRJ1000* aircraft will offer a maximum range of 1,691 nautical miles (3,139 kilometres) with 100 passengers, under certain operating conditions. Compared to older generation aircraft of similar passenger capacity currently in operation, the *CRJ1000* will also respond to today's environmental needs by providing substantially lower fuel consumption and achieving up to 30 per cent reduced carbon dioxide engine emissions.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors

Images of My Way Airlines and Brit Air *CRJ1000* aircraft will be available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

Bombardier will hold a conference call for investors, analysts and media representatives as follows:

DATE: Monday, February 19, 2007
TIME: 10:30 a.m., Eastern Standard Time

There will be two question periods during the conference call. The first question period is intended for investors and analysts. It will be followed by a second question period intended for media representatives.

Investors, analysts and media representatives wishing to participate in the conference call can do so by dialing one of the following numbers:

Original version: (without translation)	514-394-9321 or 1-866-540-8119 (toll-free in North America) +800-6578-9888 (international overseas calls)
In English:	514-394-9319 or 1-866-240-8935 (toll-free in North America) +800-3207-7500 (international overseas calls)
In French:	514-394-9317 or 1-888-791-1369 (toll-free in North America) +800-4994-8960 (international overseas calls)

This conference call will also be broadcast live on the Internet at the following address: www.bombardier.com

For information
Marc Holloran
Bombardier Aerospace
Tel: (416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER DELIVERS 326 AIRCRAFT FOR FISCAL YEAR 2006/07

- **Third consecutive year increase in deliveries of business aircraft**
- **Resurgence of turboprops continues: 71 per cent increase in deliveries of Q-Series airliners**

Montréal, February 26, 2007 – Bombardier announced today that it had delivered 326 aircraft for fiscal year ended January 31, 2007. This compares to 337 aircraft deliveries in the previous fiscal year 2005/06 (year ending January 31, 2006).

"Higher deliveries of our industry-leading business jets and highly efficient turboprops confirm their popularity within an expanding customer base," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "In the business aircraft segment, last year, we delivered the 100th *Challenger 300* and the 200th *Global* business jets, highlighting the continued strength and momentum of these very successful programs. On the regional aircraft side, our *Q-Series* aircraft with their low operating costs and state-of-the art technology are well positioned for the continued resurgence in turboprops. In the last few months, we have made inroads in the U.S. market with the sale of our *Q400* turboprops to Frontier Airlines while other airlines in the U.S. are also currently examining the benefits this aircraft can bring to their operations," he added.

Deliveries of our business jets totalled 212 compared to 197 for the same period last fiscal year, an increase of eight per cent. Fifty-five of the business aircraft delivered last fiscal year were of our new category-leading *Challenger 300* jets. Deliveries of 42 of our *Global* jets also contributed to the increase, with 21 deliveries each for the *Global Express XRS* and *Bombardier Global 5000* aircraft.

In the regional aircraft segment, deliveries totalled 112 regional airliners compared to 138 aircraft for the same period last year, including 63 deliveries of the *CRJ700/CRJ900* regional jets compared to 74 deliveries in fiscal 2005/06. The increase in demand for cost-efficient turboprops translated into increased deliveries of our *Q-Series* regional turboprops, with deliveries of the *Q400* reaching 31 aircraft compared to 16 in the previous year.

Two *Bombardier 415* amphibious aircraft were delivered during fiscal year 2006/07, the same number of deliveries as the previous year.

The following table provides delivery totals by aircraft type.

Bombardier aircraft – Fiscal year 2006/07 deliveries:

Aircraft	Deliveries Fiscal year 2006/07 (year ending Jan. 31, 2007)	Deliveries Fiscal year 2005/06 (year ending Jan. 31, 2006)
Regional aircraft		
CRJ200	1	36*
CRJ700/CRJ900	63	74*
Q100/200/300	17	12
Q400	31	16
Total Regional aircraft	**112**	**138**
Business aircraft		
Learjet 40/ 40 XR/ Learjet 45/ 45 XR	52	55
Learjet 60	19	14
Challenger 300	55	52
Challenger 604/ Challenger 605	32	35
Challenger 800 Series	12	11*
Bombardier Global 5000/ Global Express XRS	42	30
Total Business aircraft**	**212****	**197****
Amphibious Aircraft		
Bombardier 415	2	2
Grand total	**326**	**337**

** For fiscal year 2005/06, 8 Challenger 850 corporate shuttles and 3 Challenger 870 corporate shuttles have been reclassified to business aircraft.*

*** Deliveries detailed under Business aircraft include 15 aircraft sold to customers of the North American Bombardier Flexjet program in fiscal year 2006/07 and 14 aircraft sold to customers in fiscal year 2005/06. An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model have been sold to external customers.*

The three per cent decrease in total aircraft deliveries is mainly attributable to reduced deliveries of *CRJ* Series aircraft in the context of the U.S. airline restructuring and fewer deliveries of *Learjet* aircraft than planned due to a three-week work stoppage in October 2006 as a result of a strike in the Wichita facility.

Today, airlines are focusing on operating economies and are opting for larger and more efficient regional jets. Given the low operating costs of the *CRJ700, CRJ900* and *CRJ1000* regional jets, Bombardier is well positioned to gain a significant share of the demand.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD).

Note to Editors
Bombardier's status reports for the *CRJ* Series and *Q-Series* aircraft programs are now available on www.bombardier.com

Information
Marc Duchesne
Bombardier Aerospace
(514) 855 7989

www.bombardier.com

BOMBARDIER

PRESS RELEASE

PINNACLE AIRLINES CORP. PLACES FIRM ORDER FOR 15 BOMBARDIER Q400 AIRLINERS

- **Aircraft will be operated by Colgan Air for Continental Airlines**

Toronto, March 15, 2007 – Bombardier Aerospace announced today that Pinnacle Airlines Corp. of Memphis, Tenn. has signed a contract to acquire 15 *Bombardier Q400* 74-seat turboprop airliners. The transaction also includes conditional orders for another 10 *Q400* aircraft and options on an additional 20.

The value of the 15 firm ordered aircraft, based on the list price of the *Q400* aircraft, is approximately $381 million US. The value could rise to $1.2 billion US if all conditional orders and options are exercised.

Pinnacle Airlines Corp. will assign the 15 aircraft to its wholly owned subsidiary Colgan Air, Inc. which will operate the aircraft under the Continental Connection banner primarily from the Continental Airlines hub at Newark Liberty International Airport, New Jersey.

The transaction announced today increases firm orders for the *Q400* aircraft to 215. More than 140 *Q400* aircraft have been delivered to 18 operators in Africa, the Asia-Pacific region, Europe, the Middle East and North America. Four additional customers - Frontier Airlines of Denver, USA, Luxair of the Grand Duchy of Luxembourg, Sky Work Airlines of Switzerland, and Tassili Airlines in Algeria – have *Q400* aircraft on order.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors
Images of *Bombardier Q400* aircraft are available in our website Multimedia Library at: www.aero.bombardier.com/htmen/F14.jsp.

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

LUFTHANSA BOARD APPROVES PURCHASE OF 15 BOMBARDIER CRJ900 AIRCRAFT

Toronto, April 17, 2007 – In a release issued today, Deutsche Lufthansa AG confirmed that its Supervisory Board has approved the placement of orders for 15 aircraft in the *Bombardier CRJ900* family. Lufthansa also announced that the new aircraft will become part of the modern and efficient regional fleet that it deploys on its European routes and for feeder flights.

The placement of the order is subject to the negotiation and execution of a purchase agreement between Lufthansa and Bombardier.

Lufthansa and its regional partners have previously ordered a total of 94 *Bombardier CRJ* aircraft, including 62 50-seat *CRJ100* and *CRJ200*, 20 70-seat *CRJ700* and 12 90-seat *CRJ900*.

As of January 31, 2007, firm orders for the *CRJ* Series aircraft stood at 1,485 aircraft for customers around the world.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors
Images of Lufthansa CityLine *CRJ900* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

HORIZON AIR ORDERS 15 ADDITIONAL BOMBARDIER Q400 AIRLINERS

Airline's fleet of Q400 aircraft will increase to 48 with this third order

Toronto, April 23, 2007 – Bombardier Aerospace announced today that Horizon Air of Seattle, Washington, has placed a firm order for 15 *Bombardier Q400* airliners and has taken options on an additional 20 *Q400* aircraft. With this order, Horizon Air continues to be the largest North American operator of the *Q400* aircraft. The airline serves 49 cities in the Western U.S. and Western Canada.

Based on the list price for the *Q400* aircraft, the value of the contract for the 15 firm-ordered aircraft is approximately $393 million US.

"Horizon Air has been a valued customer of Bombardier for over 20 years and they were the North American launch customer for the *Q400* airliner," said Steven Ridolfi, President, Bombardier Regional Aircraft. "We are grateful for Horizon Air's continuing confidence in Bombardier, demonstrated by the airline's utilization of both our *CRJ* Series regional jets and *Q-Series* turboprop aircraft to meet its fleet requirements."

"Our first-hand experience with the *Q400* over more than six years has given us the confidence to invest further in the model," said Jeff Pinneo, President and Chief Executive Officer, Horizon Air. "We have a keen understanding of the aircraft's many advantages – its superior economics, how well it's accepted by customers, and its exceptional fit to our unique market requirements."

Including the order announced today, Horizon Air has over the years ordered a total of 115 Bombardier aircraft, comprised of 21 *Dash 8/Q100*, 28 *Q200* and 46 *Q400* turboprop airliners, and 20 *Bombardier CRJ700* regional jets. The airline also acquired two additional previously owned *Q400* aircraft from Hainan Airlines.

Making full use of the *Q400* aircraft's technical capabilities, Horizon Air has obtained the first approval for Head-up Guidance System operations allowing approaches in Category III weather conditions. The airline is also the first *Q400* operator to obtain approval for Required Navigation Performance (RNP) 0.3 operations with curved approaches using the FAA's "Special Aircraft and Aircrew Authorization Required" (SAAAR) rules.

Bombardier has now recorded orders for a total of 230 *Q400* aircraft. As of January 31, 2007, 143 of these aircraft had been delivered to operators in Africa, the Asia-Pacific region, Europe, the Middle East and North America.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

About Horizon Air

Named 2007 Regional Airline of the Year by Air Transport World magazine, Horizon serves 49 cities throughout California, Colorado, Oregon, Washington, Idaho, Montana, Nevada, and British Columbia and Alberta. Together, Horizon Air and Alaska Airlines serve 90 cities and are subsidiaries of Alaska Air Group, Inc. (NYSE:ALK).

Notes to Editors

Images of Horizon Air *Q400* aircraft are available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information

Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELECTED BY DEUTSCHE BAHN TO SUPPLY NEW TALENT TRAINS

Berlin, 2 February 2007 - Bombardier Transportation has been selected by Deutsche Bahn AG (DB) as the favourite supplier for the Electric Multiple Unit Platform framework agreement following a Europe-wide invitation to tender. The planned agreement is based on 321 trains at an estimated total of 1.2 billion euros (1.6 billion US dollars), making this one of the largest framework agreements in the history of DB AG.

Bombardier Transportation participated in the tender with the new generation of *TALENT* trains. Once deployed, the new *TALENT* 2 fleet will join Bombardier double-deck trains and *TRAXX* locomotives (DB Class 146) as the backbone of DB's regional transport service in Germany. The entire vehicle fleet will be developed and manufactured at Bombardier sites in Germany.

Deutsche Bahn announced its tender decision today. Contract signing is expected to take place in the near future. The new *TALENT* trains are scheduled to be deployed on regional lines throughout Germany starting in 2009.

André Navarri, President of Bombardier Transportation, said: "With the *TALENT* 2, we are paving the way for future regional and suburban transport not only in Germany, but across Europe. The new train incorporates leading-edge design concepts that offer unparalleled flexibility and modularity. That translates into real competitive advantage for operators like DB that face a European market characterized by growth and liberalization."

"We are pleased that our concept for the new generation of electric regional trains meets the high requirements of DB AG," said Klaus Baur, Head of Bombardier Transportation Germany. "It is geared towards meeting the different expectations of regional transport customers with regard to comfort, safety, modern design and short travel times in the densely populated areas and regions of Germany. This long-term framework agreement is of utmost importance for securing jobs in our German sites."

Stéphane Rambaud-Measson, President, Mainline and Metros, Bombardier Transportation, added: "We see DB's decision as special recognition of the added value the new generation of *TALENT* trains brings to their operations. What we are providing here is a modern train concept - rooted in modularity and flexibility - that can adapt to increasingly diverse needs of rail service operators. For our customers, this means a wide range of potential applications and enhanced ability to meet growing demand from passengers."

TALENT 2 multiple units can be configured variably to create two-car trains or trains with as many as six cars. Propulsion power options can also be selected, depending on the number of driven axles. Additionally, the vehicles can be adjusted to operate on different voltage systems prevalent in the European rail network (15 kV AC, 25 kV AC or 3 kV DC). Access heights of 598 or 800 mm can accommodate different platform levels. Once placed in service, the trains can be continuously re-configured to fit changing needs.

Flexibility is also an important feature for *TALENT* 2 internal fittings. Individual components such as extra toilets or doors can be added at the operator's convenience. Number and arrangement of seats can also be changed along with the number and size of multi-purpose areas. With a high level of acceleration and up to two swing-plug doors on each side of the car, the *TALENT* 2 offers the ideal solution for rapid regional and suburban transport. In addition, the new trains meet safety requirements of tomorrow, being fully compliant with the future European crash norms.

TALENT 2 is advanced proven design of Bombardier's popular *TALENT* product family, which has more than 450 trains in service in Germany, Norway, Austria and Canada. Like its predecessor, *TALENT* 2 trains will offer state-of-the-art public address and emergency call systems, transparent passenger compartments, and features to accommodate the needs of disabled passengers.

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors

A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For further information:

Neil Harvey
Director, Communications
+44 1332 266470

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER WINS 82 MILLION EURO ORDER FOR ELECTRICAL MULTIPLE UNITS IN FRANCE

Berlin, February 12, 2007 - The consortium comprising Bombardier Transportation and Alstom Transport has received a firm order from the French National Railways (SNCF) for 51 TER 2N NG electrical multiple unit trainsets or 165 car-units. Bombardier will build 63 of the car-units, as well as all of the 165 power bogies. This entire order is valued at 322 million euros ($ 419 million US), of which Bombardier Transportation's share is about 82 million euros ($ 106 million US). Deliveries are scheduled to take place from September 2008 to March 2010.

This contract, which comes as an option to a contract signed in September 2000, brings the total SNCF order to 203 TER 2N NG trainsets as part of the modernisation program of their regional express train fleet. These new units will run in the regions of Nord-Pas-de-Calais, Rhône-Alpes, Provence-Côte d'Azur and Picardy. The TER 2N NG, built in the Bombardier Transportation Crespin factory in the Valenciennes region, is a double deck electrical regional express train which can run at a maximum speed of 160km/h.

Bombardier Transportation in France operates primarily at its Crespin factory in the Valenciennes region, employs 1,600 people and is the leading French manufacturing site in the railway industry. Bombardier Transportation has been involved in all TGV French high-speed rail programs. The group manufactures a wide range of rolling stock for public transport. Among these products are the MF2000 vehicles for the Paris metro, the Marseille, Nantes and Saint-Etienne tramways. Bombardier is a major player in regional transportation with its TER 2N NG railcars and the AGC (Autorail Grande Capacité/high-capacity rail liner) which 21 French regions have ordered to date. Bombardier also develops and builds commuter trains to be used on the Ile-de-France suburban network. Bombardier Transportation is recognized as a global partner of the transport authorities in France.

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan.

31, 2006 were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information

David Slack (Americas)
+ 1 450 441 3190

Birgit Stallmann (Germany, Austria, Switzerland)
+ 49 30 986 07 1136

Natalia Kourakina-Lattner (Central and Eastern Europe, Russia)
+ 49 30 986 07 1137

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 2664703

Anne Froger (Benelux)
+ 33 6 07 78 95 38

Jean-Pierre Hulot (France)
+33 1 41 34 08 45

Luis Ramos (Spain, Portugal, Italy, Greece, Turkey, India)
+ 35 1 919 693 728

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS A CONTRACT WITH DALIAN FOR THE SUPPLY OF 500 FREIGHT ELECTRIC LOCOMOTIVES TO CHINA

Berlin, February 12, 2007 – Bombardier Transportation has signed a contract with China's Dalian Locomotives and Rolling Stock Co., Ltd. to supply 500 freight electric locomotives to the Chinese Ministry of Railways (MOR). The total contract is valued at 1.1 billion euros ($ 1.4 billion US), and Bombardier's share is approximately 370 million euros ($ 480 million US).

The locomotive will reach an operation speed of 120 km/h, with a power of 9600 kw. This advanced freight locomotive will be based on the successful Bombardier Kiruna locomotive, the most powerful locomotive in the world today. Bombardier will supply technical design and support and, also state-of-the-art Bombardier MITRAC propulsion and control equipment.

The first series of the propulsion and controls equipment will be manufactured at Bombardier sites in Europe. Thereafter, production will be shared by Bombardier's joint venture company in China, Bombardier CPC Propulsion Systems Co. Ltd., and Dalian Locomotives and Rolling Stock Co., Ltd. Delivery of the locomotives is scheduled to begin in 2009 and continue until 2011.

Commenting on the announcement, André Navarri, President of Bombardier Transportation, said: "We are very proud to support our customers MOR and Dalian in developing this new freight electric locomotive for China based on Bombardier design. Being awarded this contract reinforces our already fruitful business relationships in China and is a further demonstration of the confidence that rail operators worldwide have in Bombardier products."

Jianwei Zhang, President and Chief Country Representative, Bombardier China, added: "Through its participation in a number of challenging railway projects in China, Bombardier has earned an excellent reputation and has gained a great understanding of the specific needs of the Chinese railway market. This order confirms Bombardier's prominent position in the Chinese market. By providing cutting-edge design and technology from Europe, Bombardier is contributing to the reliability and efficiency of China's rail capability."

"This is the next step into a fascinating rail market," commented Edmund Schlummer, President Locomotives, Bombardier Transportation. "We are delighted to deliver the best-fitting design for our customer."

Background of Bombardier's work in China

Today, Bombardier Transportation is a key player in China's rail industry. Recent contracts awarded to Bombardier and its joint ventures in China include an order of supplying 306 metro cars for Shanghai Metro Line 9 awarded in October 2006; a deal for ART Mark II automated rail cars for the Beijing Capital International Airport Link awarded in March 2006; a high-speed train maintenance center and 20-year services contract with China's Ministry of Railways (MOR) in January 2006; an Automated People Mover system for the Beijing Capital International Airport in May 2005; 40 eight-car, high-speed trainsets for the MOR in May 2005 and October 2004, and 361 high-altitude passenger cars for the MOR in February 2005.

Including its joint ventures, Bombardier currently employs 2,500 people in China. In addition to its rail transportation operations, Bombardier is the number one supplier to the Chinese regional aircraft market with an installed base of more than 30 aircraft in operation with six airlines. It is also the top-ranked supplier of business aircraft to China. Bombardier's longstanding business relationship with China began 50 years ago.

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006 were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

MITRAC is a trademark of Bombardier Inc. or its subsidiaries

For information
David Slack (Americas)
+ 1 450 441 3190

Birgit Stallmann (Germany, Austria, Switzerland)
+ 49 30 986 07 1136

Natalia Kourakina-Lattner (Central and Eastern Europe, Russia)
+ 49 30 986 07 1137

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 266470

Anne Froger (Benelux)
+ 33 6 07 78 95 38

Jean-Pierre Hulot (France)
+33 1 41 34 08 45

Luis Ramos (Spain, Portugal, Italy, Greece, Turkey, India)
+ 35 1 919 693 728

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER CONFIRMS €1.2 BILLION ORDER WITH DEUTSCHE BAHN TO SUPPLY 321 NEW TALENT TRAINS

Berlin, February 19, 2007 - Bombardier Transportation and Deutsche Bahn AG (DB) have formally signed the framework contract for the supply of 321 new *TALENT 2* trains to be used on its regional network throughout Germany. Bombardier Transportation was selected as the preferred supplier for this order on February 2, 2007. The total order is valued at about 1.2 billion euros (1.6 billion US dollars).

The new generation of electric multiple unit trains, the Bombardier *TALENT* 2, will join Bombardier double-deck trains and *TRAXX* locomotives (DB Class 146) as the backbone of DB's regional transport service throughout Germany. The entire vehicle fleet will be developed and manufactured at Bombardier sites in Germany. Delivery of the new fleet is scheduled to start in 2009.

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About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information:
David Slack (Americas)
+ 1 450 441 3190

Jan Schuetze (Germany, Austria, Switzerland)
+ 49 30 986 07 1136

Natalia Kourakina-Lattner (Central and Eastern Europe, Russia)
+ 49 30 986 07 1137

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 2664703

Photography is available at: http://www.transportation.**bombardier.com**/photography.jsp

Background facts and figures

Bombardier Locomotives

Bombardier is the largest producer of locomotives in Europe and the world's largest manufacturer of electric locomotives. The company's portfolio covers all market segments, from heavy-haul to very high-speed passenger rail. One of the greatest success stories is the Bombardier *TRAXX* locomotive. Based on a standard platform, the TRAXX family of locomotives was especially developed to meet the new requirements of train operators on today's liberalized trans-European rail network. Today, more than 1040 Bombardier *TRAXX* locomotives have been sold and more than 600 units are in revenue service.

Bombardier in Italy

Bombardier Transportation is one of the most important manufacturers of rolling stock in Italy and is involved in some of the country's most important rail projects. Trenitalia's various types of electric locomotives, the high-speed train ETR500 (as a member of the Trevi consortium), the Rome-Fiumicino airport people-mover, the tram vehicles in Milan and Palermo, the propulsion systems of the new Rome metro vehicles and the traffic management system installed in various sections of the Italian rail network (SCMT) are fine examples.

The group employs some 700 people in Italy. 500 people are employed in Vado Ligure, the plant set up in 1905 and where more than 1,400 locomotives have been manufactured to date. 200 people work at its engineering centre in Rome, dedicated to the development of rail control solutions, signaling equipment and rail traffic management systems.

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria, Switzerland
Birgit Stallmann: + 49 30 986 07 1136

Central and Eastern Europe, Russia
Natalia Kourakina-Lattner: + 49 30 986 07 1137

UK, Ireland, Nordic Countries, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 2664703

Benelux
Anne Froger: + 33 6 07 78 95 38

France
Jean-Pierre Hulot: +33 1 41 34 08 45

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

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